Exhibit 99.1

Sent via Electronic Delivery to: neil@psyencebiomed.com; taryn@psyencebiomed.com;
bpoignant@donohoeadvisory.com; kmoxley@donohoeadvisory.com

April 16, 2025

Dr. Neil Maresky

Chief Executive Officer

Psyence Biomedical Ltd.

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

Re:	Psyence Biomedical Ltd. (the “Company”)

Nasdaq Symbols: PBM and PBMWW

Dear Dr. Maresky:

As you know, Listing Rule 5550(a)(2) (the “Rule”) requires listed securities to maintain a minimum bid price of $1 per share. Based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement.1

Pursuant to a hearings panel’s decision, dated December 20, 2024, the Hearings Panel determined to extend the Panel Monitor under Listing Rule 5815(d)(4)(A) for a period of one year.2 Under the terms of the Panel Monitor, if the Listing Qualifications Department determines that the Company failed any continued listing standard during the one-year monitoring period, then, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Listing Qualifications Department with a plan of compliance with respect to any deficiency that arises during the one-year monitoring period, and the Listing Qualifications Department will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency, nor will the company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Rather, the Listing Qualifications Department will promptly issue a Staff Delisting Determination.

Accordingly, unless the Company requests an appeal of this determination by April 23, 2025, as described in further detail below, we have determined that the Company’s securities will be scheduled for delisting from The Nasdaq Capital Market and will be suspended at the opening of business on April 25, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company may appeal Staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. Please use the link, “Hearing Requests & Process” on the attached chart for detailed information regarding the hearings process. If you would like additional information regarding the hearings process, please call the Hearings Department at +1 301 978 8203.

[1]	March 5, 2025, through April 15, 2025.

[2]	Docket No. NQ 6995N-24.

Dr. Neil Maresky

April 16, 2025

A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. Hearing requests should not contain arguments in support of the Company’s position. The Company may request either an oral hearing or a hearing based solely on written submissions. The fee for a hearing is $20,000.3 Please submit your non-refundable Hearing Request fee in accordance with the instructions provided on the attached “Fee Payment Form”.4 The request for a hearing and confirmation of payment should be submitted electronically through our Listing Center5 and must be received by the Hearings Department no later than 4:00 p.m. Eastern Time on April 23, 2025.

The Company will be asked to provide a plan to regain compliance to the Panel. Accordingly, the Company may wish to consider presenting a plan that includes a discussion of the events that it believes will enable it to regain compliance in this time frame and a commitment to effect a reverse stock split, if necessary.6

Listing Rule 5835 prohibits communications relevant to the merits of a proceeding under the Listing Rule 5800 Series between the Company and the Hearings Department unless Staff is provided notice and an opportunity to participate. In that regard, Staff waived its right to participate in any oral communications between the Company and the Hearings Department. Should Staff determine to revoke such waiver, the Company will be immediately notified, and the requirements of Listing Rule 5835 will be strictly enforced.

Our Rules require that the Company promptly disclose receipt of this letter by either filing a press release. The announcement needs to be made no later than four business days from the date of this letter and must include the continued listing criteria that the Company does not meet, and a description of each specific basis and concern identified by Nasdaq in reaching the determination.7 The Company must also submit the announcement to Nasdaq’s MarketWatch Department.8 If the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq’s MarketWatch Department at least ten minutes prior its public release. If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time. Please note that if you do not make the required announcement trading in your securities will be halted.9

[3]	Nasdaq is not responsible for costs associated with the wire transfer of hearing fees. Please be sure to include a sufficient amount to cover any applicable bank fees.
[4]	The Form also includes a “link” for payment by wire.
[5]	To utilize our electronic form process, please create a user account, if you have not already done so. Once you create a user account, you can begin completing the Hearing Request Form. At any time, you may save your work and complete it at a later time. Upon submission, you will receive a confirmation email. Please note that prior to starting you will need the following company information: current trading symbol, Central Index Key (CIK) code or CUSIP.
[6]	Panels do not typically consider a plan that relies on the market reaction to news as a definitive plan.
[7]	Listing Rule 5810(b). See FAQ #428 available on the Nasdaq Listing Center.
[8]	The notice must be submitted to Nasdaq’s MarketWatch Department through the Electronic Disclosure submission system available at nasdaq.net/ED/IssuerEntry.
[9]	Listing IM-5810-1.

Dr. Neil Maresky

April 16, 2025

If you have any questions, please contact me at +1 301 978 1450.

Sincerely,

/s/ H. Jay Miller
H. Jay Miller
Director
Nasdq Listign Qualifications